UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
 Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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Form 4:
|_|
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
(Print or Type Responses)

 1. Name and Address of Reporting Person:
  (Last)     (First) (Middle)       (Street)        (City)    (State)   (Zip)
 Montanaro     Carl     L        922 Highway 33    Freehold, New Jersey 07728


 2. Issuer Name and Ticker or Trading Symbol: Foodarama Supermarkets, Inc. (FSM)
 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
 4. Statement for Month/Day/Year: March 27, 2003
 5. If Amendment, Date of Original (Month/Year)
 6. Relationship of Reporting Person(s) to issuer (Check all applicable):
    __ Director; X Officer; __ 10% Owner:
           Title: Senior Vice President, Sales and  Merchandising
 7. Individual or Joint/Group Filing (Check Applicable Line): X Form filed by one reporting person

Table I-Non Derivative Securities Acquired, Disposed of, or Beneficially Owned

 1. Title of Security (Instr. 3) Common Stock: $1 Par Value
 2. Transaction Date (Month/Day/Year): March 27, 2003
2a. Deemed Execution Date; if any;(Month/Day/Year):
 3. Transaction Code (Instr. 8.): Code: S; V:
 4. Securities Acquired (A) or Disposed (D) (Instr. 3, 4 and 5): Amount: 250;
   (A) or (D): (D); Price: $25.25
 5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4): 15
 6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4): (D)
 7. Nature Of Indirect Benficial Ownership (Instr. 4):

Table II- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g. , puts, calls, warrants, options, convertible securities)
 1. Title of Derivative Security (Instr.3):
 2. Conversion or Exercise Price of Derivative Security:
 3. Transaction Date (Month/Day/Year):
3a. Deemed Execution Date; if any; (Month/Day/Year):
 4. Transaction Code (Instr. 8): Code: ; V:
 5. Number of Derivative Securities Acquired (A) or Disposed of (D)
    (Instr. 3, 4 and 5): (A): ; (D):
 6. Date Exerciseable and Expiration Date (Month/Day/Year):
    Date Exerciseable: _______ ; Expiration Date: __________
 7. Title and Amount of Underlying Securities (Instr. 3 and 4):
    Title: ______________   ; Amount or Number of Shares: ________
 8. Price of Derivative Security (Instr. 5)
 9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)
10. Ownership Form of Derivative Securities Beneficially Owned at End of
    Month (Instr. 4):
11. Nature of Indirect Beneficial Ownership (Instr. 4)

Explanation of  Responses




                      /S/ Carl L. Montanaro                      March 27, 2003
                      ------------------------------          ------------------
                      **Signature of Reporting Person                Date



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
   * If the form is filed by more than one reporting person, see Instruction 4(b)(v).
  ** Intentional misstatements or omissions of facts constitute Federal
     Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

  Note: File three copies of this Form, on of which must be manually signed.
        If space is insufficient, see Instruction 6 for procedure